                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 10-SB-A1

           First Amended Registration Statement on Form 10-SB-A1

           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

                      CYBERTEL, COMMUNICATIONS CORP.
                      ------------------------------
       (Name of Small Business Issuer as specified in its charter)

         NEVADA                                       86-0862532
         ------                                       ----------
(State or other jurisdiction of                (I.R.S. incorporation or
organization)                                   Employer I.D. No.)

                   4275 Executive Square, Suite 510
                      La Jolla, California 92037
                      --------------------------
                (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (858) 646-7410

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

               $0.001 Par Value Common Voting Stock
               ------------------------------------
                          Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  None.

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization, Charter Amendments and General History
     ----------------------------------------------------

          Organization
          ------------

          Cybertel, Communications Corp., a Nevada corporation (the "Company"), was organized on June 13, 1996, for the purpose of engaging in any lawful activity.

          At inception, the Company was authorized to issue 20,000,000 shares of non-assessable common voting stock, par value one mill ($0.001) per share. In addition, the Company is authorized to issue 5,000,000 shares of preferred stock having a par value of one mill ($0.001) per share, with such rights and preferences as the Board of Directors shall determine. As of the date of this Registration Statement, the Board of Directors has not designated the rights and preferences of the preferred stock and no shares of preferred stock have been issued. Copies of the Company's Articles of Incorporation and Bylaws are attached hereto and incorporated herein by this reference. See Item 15.

          Charter Amendments
          ------------------

          The Company has never amended its Articles of Incorporation.

          General History
          ---------------

         Until approximately May, 1999, the Company was a development stage company. Its business plan is to provide long distance voice and data telecommunications services using the network switching and transport facilities of Tier I long distance carriers such as MCI/Worldcom and Level 3 Communications, as well as its own IP switching facilities, to provide a broad array of integrated long distance telecommunications services. The Company plans to use Internet Protocol ("IP") Telephony technology to offer a range of services including basic "1 plus" (i.e., dial "1" then the area code and telephone number of the person being called) and "800" long distance, frame relay data transmission and wireless communications services as well as enhanced telecommunications services such as international callback, prepaid calling cards and Internet access.

          The Company is a facilities-based provider (i.e., a provider that owns or leases the property and equipment necessary to provide its services) of a broad range of integrated communications services. It is building a regional IP network in the western United States that will interconnect with a national network, allowing the Company to transport telecommunications nationally. Using IP technology, the Company's goal is to enable its customers to place long distance calls over the Internet through their existing telephone equipment.

          This Registration Statement is being filed on a voluntary basis to maintain the Company's quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). See the heading "Effects of Existing or Probable Governmental Regulations," Item I.

     NASD OTC Bulletin Board Quotations
     ----------------------------------

          The Company's common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "CYTP." For information concerning these stock quotations during the past two years, see the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Item 9. The quotations presented do not represent actual transactions or broker/dealer markups, markdowns or commissions.

         Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provision of the OTC Bulletin Board and should prevent the NASD from "delisting" quotations of the Company's common stock. Under the "phase-in" schedule of the NASD, the Company has until November, 1999, within which to become a "reporting issuer" and to satisfy all comments of the Securities and Exchange Commission with respect to this Registration Statement.

     Changes of Control During the Past Three Years
     ----------------------------------------------

          There have been no changes in control of the Company since its inception in June, 1996.

     Sales of "Unregistered" and "Restricted" Securities Over the Past Three
     Years
     -----

          For information concerning sales of "unregistered" and "restricted" securities during the past three years, see the caption " Recent Sales of Unregistered Securities," Item 10.

Business.
---------

          The Company provides long distance voice and data telecommunications services. It utilizes the network switching and transport facilities of Tier I long distance carriers, such as MCI/WorldComm, Inc., to provide a broad array of integrated long distance telecommunications services on a seamless and highly reliable basis. A non-facilities based carrier provides long distance services without the use of its own preferred interexchange carrier code ("PIC"). A "reseller" places its customers' calls through a facilities based carrier and that carrier bills and collects from the end-user customers. The Company's service offerings include basic "1 plus" and "800" long distance, frame relay data transmission, Internet telephony and wireless communications services, as well as enhanced telecommunications services such as prepaid calling cards and Internet access.

          In addition, the Company is developing a regional internet protocol network in the western United States that will connect with a national network, allowing the Company to transport telecommunications nationally. To reach this goal, management plans to purchase equipment and lease facilities and other assets. The Company is arranging financing for this purpose. See the caption "Management's Discussion and Analysis or Plan of Operation" of this Registration Statement.

     Risk Factors
     ------------

          Limited Operating History. The Company was incorporated in June, 1996 for the purpose of engaging in any lawful activity. The Company's plan of operations calls for it to create an international, facilities-based communications network. However, the Company is still in a formative stage. Potential investors should be aware of the difficulties normally encountered by a new enterprise in a highly competitive industry. There is limited evidence at this time upon which to base an assumption that the Company's business plans will prove successful or that its products and services will be successfully marketed. As a consequence, there is no assurance that the Company will be able to operate profitably in the future.

          Operating Results of the Company. The Company is still a development stage company and has not yet earned an annual profit. The gross revenues and net losses of the Company for the three calendar years ended December 31, 1998 are shown below:

     Year ended                Gross                   Net
     December 31,              Revenues                 Loss
     ------------              --------                 ----

         1996                    -0-                    $ 33,300
         1997                    $25,962                $ 72,405
         1998                    $16,004                $730,241


          No assurance can be given that the Company will not continue to report losses on an annual basis or that the Company's business operations will ultimately prove to be profitable.

          Any substantial downturn in economic conditions or any significant price decreases related to the telecommunications industry could have a material adverse effect on the Company's business. Economic conditions such as inflation may also affect the future availability of attractive financing rates for the Company or its customers and may materially adversely affect the Company's business. Deflation may also affect the Company's income derived from telecommunications to the extent that the Company's costs of providing services increase from the time that the services are sold until the time that they provided and the Company must adjust its rates.

          Dependence Upon Additional Financing. The Company's proposed business operations will depend upon its ability to raise substantial additional financing. It has negotiated equity lines of credit totaling $30 million with two entities, but has not finalized these lines of credit. Failure to achieve sufficient financing will significantly delay or destroy the Company's ability to build its IP network and commence direct marketing operations. The lines of credit provide for the Company to issue shares of "unregistered" and "restricted" stock at 91% of the market price for such stock. The issuance of such shares may have a dilutive effect on the holdings of existing stockholders.

         Reliance on Existing Management. The Company's operations are primarily dependent upon the experience and expertise of Richard Mangiarelli (Chief Executive Officer, President and director) and Paul Mills (Chairman of the Board and Secretary). The loss of either Mr. Mangiarelli or Mr. Mills may have a material adverse effect on the Company's business. The Company's success is also dependant on its ability to attract and retain qualified management, administrative and sales personnel to support its anticipated future growth, of which there can be no assurance. The Company does not carry key man insurance upon the lives of any of its officers.

          Rapid Technological Change. The telecommunications industry is characterized by rapidly evolving technology. The Company believes that its success will increasingly depend on its ability to offer, on a timely basis, new services based on evolving technologies and industry standards. The Company intends to develop new services; however, there can be no assurance that the Company will have the ability or resources to develop such new services, that new technologies required for such services will be available to the Company on favorable terms or that such services and technologies will enjoy market acceptance. Further, there can be no assurance that the Company's competitors will not develop products or services that are technologically superior to those expected to be used by the Company or that achieve greater market acceptance. The development of any such superior technology by the Company's competitors or the inability of the Company to successfully respond to such a development, could render the Company's existing products or services obsolete and could have a material adverse effect on the Company's business, financial condition and results of operations. The lack of capital resources could materially affect the Company's ability to respond to technological changes.

          Lack of Dividends. The Company has never paid, and does not plan to pay in the foreseeable future, any cash dividends with respect to its common stock.

          Shares Eligible for Future Sales.   Of the 3,408,909 currently
issued and outstanding shares of the Company's common stock, 1,131,209 are freely tradeable, and 2,277,700 are unregistered securities and therefore restricted from resale other than by way of a transaction complying with the provisions of Rule 144, adopted under the Securities Act of 1933, as amended, or some other exemption from registration. Rule 144 provides, among other things, that if certain information concerning the operating and financial affairs of the Company is publicly available, persons who have held restricted securities for a period of one year thereafter may sell in each subsequent three month period up to that number of such shares equal to the greater of 1% of the Company's outstanding common stock or the average weekly reported volume of common stock trading during the four calendar weeks preceding the filing of a notice of proposed sale. Pursuant to Rule 144(k), unlimited sales of such restricted stock by non-affiliates may be effected following a two year holding period, without regard to the other Rule 144 requirements.
Future sales of the above mentioned shares under Rule 144 could depress the current market price of the common stock and any market which may develop in the near future.

          Conflicts of Interest. Although they have no present plans to do so, the Company's directors and officers may become officer, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with such other business entities.

         No Assurance of Continued Public Market for the Company's Securities. There is currently a public market for the Company's common stock; however, there can be no assurance such a market will continue. Purchasers of the Company's securities may, therefore, have difficulty in selling such securities should they desire to do so.

          Market Value of Common Stock. There is no correlation between the market price of the Company's common stock and its book value. As of December 31, 1998, the net book value of a share of the Company's common stock was $0.03, whereas the average closing bid price of a share of common stock during the quarterly period ended on such date was $1.50 per share, and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value and should not be considered indicative of the actual value of the Company or the market price of the common stock.

          Risks Associated with Execution of Growth Strategy. A principal component of the Company's growth strategy is to build a regional telecommunications network in the western United States. The Company's ability to execute its growth strategy depends on a number of factors including (i) the availability of attractive opportunities; (ii) the Company's ability to acquire service relating to such opportunities on economically feasible terms; (iii) the Company's ability to obtain the capital necessary to finance the acquisition of facilities, as well as to cover any necessary sales, marketing and operation expenditures; (iv) the Company's ability to market and sell services; and (v) the Company's ability to manage rapidly growing operations effectively and in a manner which results in significant customer satisfaction. There can be no assurance that the Company will be successful with respect to any or all of these factors.

     Year 2000
     ---------

          The Company uses a 16-line Triad System Star Plus Modavi, which is a digital telecommunications system that can be used for both voice and data.
In addition, the Company uses Dell personal computers in its office. It has determined that both its telecommunications system and its personal computer system are Year 2000 compliant.

          The Company can give no assurance that third parties with whom it intends to do business will ensure Year 2000 compliance in a timely manner or that, if they do not, their computer systems will not have an adverse effect on the Company. However, the Company does not believe that Year 2000 compliance issues of such third parties will result in a material adverse effect on its financial condition or results of operations.

     Principal Products and Services
     --------------------------------

Long Distance Service
---------------------

          The Company intends to offer basic "1 plus" and "800" long distance services. Management believes it will be successful as a provider of these basic services because of the volume discounts it has been able to negotiate with underlying carriers and its ability to direct customer call traffic over the transmission networks of more than one carrier. As the Company expands its network of switching facilities, it will increasingly have the ability to choose among the transmission networks of different carriers to take advantage of the most favorable rates to different destinations at different times of the day.

          Initially, the Company will charge its customers on the basis of minutes or partial minutes of usage at rates which may vary with the distance, duration, time of day of the call and the type of call. Rates charged for a call are not affected by the particular transmission facilities selected for call transmission but are affected by the type of call a user may select. Ultimately, the Company will perform its own billing functions. In the near future, the Company hopes to provide its customers a flat rate long distance calling service throughout the United States. Billing will occur in six-second increments.

Debit and Prepaid Calling Cards
-------------------------------

          The Company offers travel and debit cards with low long distance rates through either per unit fees or through monthly billing of the end user subscriber. These cards are utilized in the exact same manner as other calling cards and there are no "ease of use" disadvantages versus traditional calling cards. Besides relatively large savings for out of country and foreign travelers, larger corporations, whose executives and sales personnel routinely utilize calling cards, are now pricing these cards at a level that includes substantial potential utilization. The absences of transaction fees per call as well as lower per minute charges make these cards extremely attractive to both large and smaller users. Prepaid calling cards offer an additional advantage to the subscriber in that they limit the liability for lost, stolen or employee abused cards, since the minutes are preset and added to each card in limited quantities at the direction of the subscriber. The Company expects to begin receiving revenues from these cards in the third quarter of its 1999 fiscal year.

Internet Access
---------------

          This product is the newest and fastest growing to telecommunications providers in general. The Company packages a service which includes domain registration and services (e.g. design, placement, advertising), Web sites, monthly access to the Internet for dial-up and dedicated usage, and a discounted 800 service to respond and/or reply to the customers' eventual order flow. It is expected that this package will include E-mail, Web browser, Internet dialer, and search engines, all priced substantially below representative major carrier providers for software and initial access. The bundling of these services will provide a "one-stop" arrangement for the small and middle size business subscriber. Since many small businesses do not employ computer/software specialists to serve their systems needs, and are owned or managed by individuals who are themselves "Internet-deficient", a one-stop approach provides the Company with easy access to a steadily expanding demand in the marketplace and is responsive to the practical deficiencies inherent in this market niche. Management expects to begin receiving revenues from this service in the third or fourth quarter of the 1999 fiscal year.

     Recent Public Announcements
     ---------------------------

          On July 7, 1999, the Company publicly announced that it has signed a contract with Bell Atlantic Corporation giving the Company the right to terminate IP long distance and data traffic on Bell Atlantic's network. This strategic alliance will allow the Company to deliver IP telephony calls originating outside of Bell Atlantic's region through the Public Service Telephone Network ("PSTN") 24 hours per day, seven days per week, on Bell Atlantic's Termination Gateways. The agreement also allows the Company to sell wholesale termination on Bell Atlantic's lines to third parties and will make it possible for the Company's calls from anywhere in the world to be delivered to the Northeast Corridor of the United States via Bell Atlantic's IP telephony network.

          The Company's agreement with Bell Atlantic provides for the Company to pay Bell Atlantic a rate based on the number of minutes that Bell Atlantic's Termination Gateways are being used, with a minimum monthly payment of $4,800. The term of the agreement is one year, with automatic yearly renewals until either party gives the other notice of non-renewal at least 90 days before the expiration of the current term.

     Distribution Methods of the Products or Services
     ------------------------------------------------

Affinity Groups
---------------

          The Company is expanding the reseller concept by targeting its products to specific niche markets. This entails marketing to large associations whose members form a loyal base and have an inherent allegiance to their organization and wish to support it financially. The Company offers these associations discounted long distance services at wholesale prices, 20-60% below AT&T, MCI/WorldCom and Sprint, and a portion of the long distance charges will go to the subscribers' organization (professional association, alumni association, etc.) when they pay their monthly bill. It is expected that the long distance services will be solicited by and through the subscriber's organization and packaged by Cybertel.

          The above strategy should allow the Company to introduce and sell its services to many more users than it could contact directly, or obtain through advertising. The sponsoring group has a vested interest in obtaining all telecommunications business from its affiliated members as it stands to gain substantial commission dollars, once volume levels are realized. This strategy also applies to fund raisers, promotional events and collectors. The personalized prepaid calling card also functions as an excellent perceived benefit or promotion for the sponsoring entity.

          Management hopes to increase market share in each market segment of the Company's business through a combination of direct sales efforts targeted to corporate and individual clients and through acquisition of strategic competitive firms providing value-added services to the core businesses of the Company. Marketing public relations tactics will be employed not only to conserve resources, but to increase credibility and visibility in the targeted marketplace. Tactics to be used include editorial coverage in industry specific media along with general interest publications.

          Other marketing opportunities include: industry trade shows, membership in professional and business organizations, cross promotional events, direct mail/lead generated, promotional literature, direct sales and in-house telemarketing. The Company intends to retain and hire sales and marketing staff who demonstrably posses the ability to achieve sales levels that the Company has established. This staff will predominantly include those who have specific industry experience and maintain existing customer bases from which to generate above industrial average sales levels. Each market will be driven by a strong direct response campaign using value-based pricing and superior innovative customer service as the cornerstone in establishing and maintaining customer loyalty.

Internet Protocol Network
-------------------------

          The Company is building a regional telecommunications network in the western United States. The Company plans to build local networks in cities in 11 western states that will interconnect with a national long distance network. This will be the first national telecommunications network to use Internet technology end-to-end. The Company will focus primarily on the residential market in order to compliment its Affinity Group Marketing Programs. The Internet Protocol ("IP") based network will provide a full range of communications services including long distance and data transmission as well as other enhanced services to the domestic and international markets. Additionally, the Company will offer a range of Internet access services at varying capacity levels, and as technology development allows, at specified levels of quality of service and security to meet the needs of its residential and business customers. The Company established its first IP Gateway in San Diego, California, in June, 1999.

          The Company has shaped its strategy to build an IP-based network because of a fundamental shift that is occurring in the communications industry. Management believes that this shift is as important as that from the telegraph to the telephone or from mainframe to personal computers. It is a shift that the Company and a growing number of industry experts believe will change the way people communicate.

          The change is a move from the traditional "circuit switched" networks that were designed primarily for voice communications, and which have existed form almost a century, to newer "packet switched" networks using IP. The new technology makes it possible to move information at a much lower cost, because packet switching technology makes more efficient use of the network capacity.

          Major communications carriers would like to add IP-based switching technology to portions of their networks, but because of the immense investment that these companies have already made in their existing networks, they continue to retain extensive networks based on the older and less efficient circuit switching technology. The Company believes it is well positioned for the fundamental shift to the new technology because the company has no investment in, or commitment to, the older technology. Equally important, the Company plans to design the network to be upgradeable, so that it can evolve as the technology evolves.

          Today, data networks carry less than 1% of the total voice traffic, By the year 2004 it is estimated that the market will be 60% or $64 billion.

          In March, 1999, the Company signed a service agreement with General Telecom, Inc., a Massachusetts corporation, which allows the Company to use General Telecom's telecommunications equipment for a one-year term, which is renewable for five additional one-year periods. The Company's fees will be based on usage volume and line types, with a minimum monthly payment of $6,500 per month.

          The Company executed an agreement with Level 3 Communications on March 12, 1999. Under the agreement, Level 3 agreed to co-locate the Company's IP gateway equipment in Level 3's gateway switching centers in all 50 states. This allows the Company to place its telecommunications equipment in Level 3's co-location cabinets and send voice and data traffic over the Internet without having to build a fiber optic network of its own. The agreement with Level 3 is for a term of three years; payment terms vary by location.

          On June 28, 1999, the Company and TeleHub Network Services Corporation, an Illinois corporation ("TeleHub"), entered into a Telecommunications Service Agreement and a Supplemental Service Agreement under which TeleHub agreed to provide certain telecommunications services for the Company to resell. These services include switched domestic and international outbound long distance telephone service; switched toll-free service; calling cards; and dedicated outbound and toll-free service. The per-minute rates for these services vary by geographic area and are set forth in an attachment to the Supplemental Service Agreement.

          The Company has also entered into a contract with Bell Atlantic Corporation giving the Company the right to terminate IP long distance and data traffic on Bell Atlantic's network. This strategic alliance will allow the Company to deliver IP telephony calls originating outside of Bell Atlantic's region through the Public Service Telephone Network ("PSTN") 24 hours per day, seven days per week, on Bell Atlantic's Termination Gateways. The agreement also allows the Company to sell wholesale termination on Bell Atlantic's lines to third parties and will make it possible for the Company's calls from anywhere in the world to be delivered to the Northeast Corridor of the United States via Bell Atlantic's IP telephony network.

Acquisition Strategy
--------------------

          One of the Company's primary goals is to become a one-stop service provider for a variety of services. Management believes this can be established through an acquisition strategy which is intended to (i) enhance Company's sales force capability, (ii) broaden its service offerings, and
(iii) increase its customer base and revenue. However, there can be no assurance that the Company will be able to identify attractive acquisition candidates in the future, that acquisitions pursued by the Company will be completed, or that, if completed, such acquisitions will be beneficial to the Company. The Company has no current understanding, arrangement or agreement to make any acquisitions.

     Competitive Business Conditions
     -------------------------------

          The communications and information services industry is highly competitive. Many of the Company's existing and potential competitors have financial, personnel, marketing and other resources significantly greater than those of the Company, as well as other competitive advantages including customer bases.

          The Company is subject to significant competition from other entities engaged in the telecommunications industry. The Company's principal competitors include Level 3, IDT, Delta 3 and USA Talks, of which the first three are national and the last is regional. All of these entities possess significantly greater financial, sales and marketing, personnel and other resources than those of the Company and may be able to grow at a more rapid rate or more profitably as a result. Management of the Company believes that industry competition will be increased by recent and possibly future consolidation in the telecommunications industry.

          The long distance telecommunications industry is significantly influenced by the marketing and pricing activities of the major industry participants, including AT&T, MCI/WorldCom, and Sprint. While the Company believes that AT&T, MCI/WorldCom and Sprint historically have chosen not to concentrate their direct sales efforts on small to medium sized businesses, these carriers control approximately 85% of that market. Moreover, AT&T, MCI/WorldCom and Sprint have recently introduced new service and pricing options that are attractive to smaller commercial users, and there can be no assurance that they will not market to these customers more aggressively in the future. AT&T and, as an interim measure, the structurally separate interexchange affiliates of the seven regional Bell operating companies ("RBOCs") have recently been reclassified as non dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods. These reclassifications may make it more difficult for the Company to compete for long distance customers. In addition, a significant number of large regional long distance carriers and new entrants in the industry compete directly with the Company by concentrating their marketing and direct sales efforts on small to medium sized commercial users. Activities by competitors include, among other things, national advertising campaigns, telemarketing programs and the use of cash to contribute to significant customer attrition in the long distance industry.

          The Company will contract for call transmission over networks operated by suppliers who may also be the Company's competitors. Both the interexchange carriers ("IXCs") and local exchange carriers ("LECs") that will be providing transmission services for the Company have access to information concerning the Company's customers for which they provide the actual call transmission. Because these IXCs and LECs are potential competitors of the Company, they could use information about the Company's customers, such as their calling volume and patterns of use, to their advantage in attempts to gain such customers' business. The Telecommunications Act, which became law in 1996, has strengthened the rules which govern the privacy of customer proprietary information by expressly prohibiting telecommunications carriers which receive proprietary information from resale carriers for purposes of providing telecommunications services to those resale carriers from using such information for their own marketing purposes. In addition, the Company's future success will depend, in part, on its ability to continue to buy transmission services and access from these carriers at a significant discount below the rates these carriers otherwise make available to the Company's targeted customers.

          Regulatory trends have had, and may have in the future, a significant impact on competition in the telecommunications industry. As a result of the recently enacted Telecommunications Act, the RBOCs are now permitted to provide, and are providing or have announced their intention to provide, long distance service originating (or in the case of "800" service, terminating) outside their local service areas or offered in conjunction with other ancillary services, including wireless services. Following application to and upon a finding by the Federal Communications Commission (the "FCC") that an RBOC faces facilities based competition and has satisfied a congressionally mandated "competitive checklist" of interconnection and access obligations, an RBOC can provide long distance service within its local service area. The entry of these well-capitalized and well known entities into the long distance service market could significantly alter the competitive environment in which the Company operates.

          The Telecommunications Act also removes all legal barriers to competitive entry into the local telecommunications market and directs incumbent local exchange carriers ("ILECs") to allow competing telecommunications service providers (of which the Company will be one) to interconnect their facilities with the local exchange network, to acquire network components on an unbundled basis and to resell local telecommunications services. Moreover, the Telecommunications Act seeks to facilitate the development of local telecommunications competition by requiring ILECs, among other things, to allow end users to retain their telephone numbers when changing service providers and to place short haul toll calls without dialing lengthy access codes. In response to these regulatory changes, MCI/WorldCom and AT&T have each announced their intention to enter the local telecommunication market, including MCI/WorldCom's announcement that it will invest more than $2.0 billion in fiber optic rings and local switching equipment in major metropolitan markets throughout the United States, and AT&T's announcement that it filed applications in all 50 states to provide local telecommunications services.

          While the Telecommunications Act opens new markets to the Company, the nature and value of the resultant business opportunities will be dependent in large part upon subsequent regulatory interpretation of the statute's requirements. The FCC has recently promulgated rules implementing the local competition provisions of the Telecommunications Act; each state must now individually adopt regulations applying the new national guidelines. The Company anticipates that ILECs will actively resist competitive entry into the local telecommunications market and will seek to undermine the operations and the service offerings of competitive providers, leaving carriers such as the Company which are dependent on ILECs for network services vulnerable to anti
competitive abuses.   No assurance can be given that the local competition
provisions of the Telecommunications Act will be implemented and enforced by federal and state regulators in a manner which will permit the Company to successfully compete in the local telecommunications market or that subsequent legislative and/or judicial actions will not adversely impact the Company's ability to do so. Moreover, federal and state regulators are likely to provide ILECs with increased pricing flexibility for their services as competition in the local market increases. If ILECs are allowed by regulators to lower their rates substantially, engage in excessive volume and term discount pricing practices for their customers, charge excessive fees for network interconnection or access to unbundled network elements, or decline to make services available for resale at wholesale rates, the ability of the Company to compete in the provision of local service could be materially and adversely affected.

Telecommunications Act
----------------------

          On February 8, 1996, Congress enacted the Telecommunications Act, which effected a sweeping overhaul of the Communications Act of 1934 (the "Communications Act"). In particular, the Telecommunications Act substantially governs telecommunications common carriers. The Telecommunications Act was intended by Congress to open telephone exchange service markets to full competition, to promote competitive development of new service offerings, to expand public availability of telecommunications services and to streamline regulation of the industry. The Telecommunications Act makes all state and local barriers to competition unlawful, prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing interstate or intrastate telecommunications services and directs the FCC to conduct rulemaking proceedings on local competition and other related matters.

          Implementation of the provisions of the Telecommunications Act will be the task of the FCC, the state public utility commissions and a joint federal/state board. Much of the implementation of the Telecommunications Act must be completed in numerous rulemaking proceedings with short statutory deadlines. These proceedings are expected to address issues and proposals already before the FCC in pending rulemaking proceedings affecting the long distance industry as well as additional areas of telecommunications regulation not previously addressed by the FCC and the states. States retain jurisdiction under the Telecommunications Act to adopt laws necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers.

          Some specific provisions of the Telecommunications Act which are expected to affect long distance service providers are summarized below:

          Expanded Interconnection Obligations. The Telecommunications Act establishes a general duty of all telecommunications carriers to interconnect with other carriers, directly or indirectly. The Telecommunications Act also contains a detailed list of requirements with respect to interconnection obligations, including resale, number portability, dialing parity, access to rights of way and reciprocal compensation.

          ILECs have additional obligations including: to negotiate in good faith; to provide for network interconnection at any technically feasible point on terms that are reasonable and non discriminatory; to provide non discriminatory access to facilities, equipment, features, functions and capabilities on an unbundled basis; to offer for resale at wholesale rates any service that ILECs provide on a retail basis; and to provide actual collocation of equipment necessary for interconnection or access.

          The Telecommunications Act establishes a framework for state commissions to mediate and arbitrate negotiations between ILECs and carriers requesting interconnection services or network elements. The Telecommunications Act establishes deadlines, policy guidelines for state commission decision making and federal preemption in the event a state commission fails to act. While the FCC has recently promulgated rules implementing these provisions of the Telecommunications Act, the impact of these rules on the Company cannot be determined at this time.

          Provision of Interexchange Services.The Telecommunications Act eliminates the previous prohibition on RBOC provision of interexchange services originating (or in the case of "800" service, terminating) outside their local service areas and all interexchange services associated with the provision of most commercial mobile wireless services, including services originating within their local service areas.

          In addition, the Telecommunications Act allows RBOCs to provide landline interexchange services in the states in which they provide landline local exchange service; provided, however, that before engaging in landline long distance services in a state in which it provides landline local exchange service, an RBOC must (i) provide access and interconnection to one or more unaffiliated competing facilities based providers of telephone exchange service, unless after 10 months after enactment of the Telecommunications Act no such competing provider has requested such access and interconnection more than three months before the RBOC has applied for authority and (ii) demonstrate to the FCC its satisfaction of the Telecommunications Act's "competitive checklist."

          The specific interconnection requirements contained in the "competitive checklist" include network interconnection and unbundled access to network elements, including local loops, switching and transport; access to poles, ducts, conduits and rights of way owned or controlled by them; access to emergency 911, directory assistance, operator call completion and white pages; access to telephone numbers, databases and signaling for call routing and completion; availability of number portability; local dialing parity; reciprocal compensation arrangements; and resale opportunities.

          Review of Universal Service Requirements. The Telecommunications Act contemplates that interstate telecommunications providers will "make an equitable and non-discriminatory contribution" to support the cost of providing universal service, although the FCC can grant exemptions in certain circumstances. The FCC has promulgated rules to implement these provisions of the Telecommunications Act, and the outcome of such proceedings and its effect on the Company cannot be determined.

          Limitation on Joint Marketing of Local and Long Distance Services. Long distance providers that serve greater than five percent of pre-subscribed access lines in the United States (which includes the nation's three largest long distance providers) are precluded from jointly marketing local and long distance service until the RBOCs are permitted to enter the long distance market, or three years from the date of enactment of the Telecommunications Act, whichever is sooner.

          Deregulation. The FCC is authorized to forebear from applying any statutory or regulatory provision that is not necessary to keep telecommunications rates and terms reasonable or to protect consumers. A state may not apply a statutory or regulatory provision that the FCC decides to forbear from applying. In addition, the FCC must review its telecommunications regulations every two years and change any that are no longer necessary.

          The ability of the Company to compete effectively in this market will depend upon its ability to maintain high quality services at prices equal to or below those charged by its competitors.

          The communications and information services industry is subject to rapid and significant changes in technology. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those which the Company plans on providing. Accordingly, in the future the Company's most significant competitors may be new entrants to the communications and information services industry, which are not burdened by an installed base of outmoded equipment.

     Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Payments or Labor Contracts
     ------------------

          The Company has trademarked its logo. The Company has no patents, licenses, franchises, concessions, royalty agreements or labor contracts.

     Need for Government Approval of Principal Products or Services
     --------------------------------------------------------------

          The Company's communications service business will be subject to varying degrees of federal, state, local and international regulation.

     Effect of Existing or Probable Governmental Regulations on Business
     -------------------------------------------------------------------

Regulatory Background
---------------------

          The existing domestic long distance telecommunications industry was principally shaped by a 1984 court decree (the "Decree") that required the divestiture by AT&T of its 22 Bell operating companies ("BOCs"), organized the BOCs under seven regional Bell operating companies ("RBOCs") and divided the country into some 200 Local Access Transport Areas or "LATAs." The incumbent local exchange carriers ("ILECs"), which include the seven RBOCs as well as independent local exchange carriers, were given the right to provide local telephone service, local access service to long distance carriers and intra LATA long distance service (long distance service within LATAs), but the RBOCs were prohibited from providing inter LATA service (service between LATAs).
The right to provide inter LATA service was given to AT&T and the other interexchange carriers ("IXC"). Conversely, IXCs were prohibited from providing local telephone service.

          A typical inter LATA long distance telephone call begins with the local exchange carrier ("LEC") transmitting the call by means of its local network to a point of connection with an IXC. The IXC, through its switching and transmission network, transmits the call to the LEC serving the area where the recipient of the call is located, and the receiving LEC then completes the call over its local facilities. For each long distance call, the originating LEC charges an access fee. The IXC also charges a fee for its transmission of the call, a portion of which consists of a terminating fee which is passed on to the LEC which delivers the call. To encourage the development of competition in the long distance market, the Decree required LECs to provide all IXCs with access to local exchange services "equal in type, quality and price" to that provided to AT&T. These so called "equal access" and related provisions were intended to prevent preferential treatment of AT&T. As a result of the Decree, customers of all long distance companies were eventually allowed to initiate their calls by utilizing simple "1 plus" dialing, rather than having to dial longer access or identification numbers and codes.

          The Telecommunications Act is expected to significantly alter the
telecommunications industry.   The Decree has been lifted and all restrictions
and obligations associated with the Decree have been eliminated by the new legislation. The seven RBOCs are now permitted to provide long distance service originating (or in the case of "800" service, terminating) outside their local service areas or offered in conjunction with other ancillary services, including wireless services. Following application to the FCC, and upon a finding by the FCC that an RBOC faces facilities based competition and has satisfied a congressionally mandated "competitive checklist" of interconnection and access obligations, an RBOC will be permitted to provide long distance service within its local service area, although in so doing, it will be subject to a variety of structural and nonstructural safeguards intended to minimize abuse of its market power in these local service areas. Having opened the interexchange market to RBOC entry, the Telecommunications Act also removes all legal barriers to competitive entry by interexchange and other carriers into the local telecommunications market and directs RBOCs to allow competing telecommunications service providers such as the Company to interconnect their facilities with the local exchange network, to acquire network components on an unbundled basis and to resell local telecommunications services. Moreover, the Telecommunications Act prevents IXCs that serve greater than five percent of pre-subscribed access lines in the U.S. (which includes the nation's three largest long distance providers) from jointly marketing their local and long distance services until the RBOCs have been permitted to enter the long distance market or for three years, whichever is sooner. This gives all other long distance providers (which the Company intends to be ) a competitive advantage over the larger long distance providers in the newly opened local telecommunications market. As a result of the Telecommunications Act, long distance carriers will face significant new competition in the long distance telecommunications market, but will also be afforded significant new business opportunities in the local telecommunications market.

          Legislative, judicial and technological factors have helped to create the foundation for smaller long distance providers to emerge as legitimate alternatives to AT&T, MCI/MCIWorldCom and Sprint for long distance telecommunication services. The FCC has required that all IXCs allow the resale of their services, and the Decree substantially eliminated different access arrangements as distinguishing features among long distance carriers. In recent years, national and regional network providers have substantially upgraded the quality and capacity of their domestic long distance networks, resulting in significant excess transmission capacity for voice and data communications. The Company believes that, as a result of digital fiber optic technology, excess capacity has been, and will continue to be, an important factor in long distance telecommunications. As a consequence, not only have smaller long distance service providers received legal protection to compete with the network based carriers, they also represent a source of traffic to carriers with excess capacity. Thus, resellers have become an integral part of the long distance telecommunications industry.

Federal
-------

         The Company is classified by the FCC as a non-dominant carrier and therefore is subject to relaxed regulation. Historically, the FCC has generally either excused or presumed compliance by non dominant carriers with many of the statutory requirements and regulations to which dominant carriers are subject, including most reporting, accounting and record keeping obligations. However, a number of these requirements are imposed, at least in part, on non-dominant carriers whose annual operating revenues exceed $100
million.   The FCC retains the jurisdiction to impose fines or other penalties on, or to act upon complaints against, any common carrier, including non-dominant carriers, for failure to comply with its statutory or regulatory obligations. The FCC also has the authority to impose more stringent regulatory requirements on the Company and change its regulatory classification. In the current regulatory atmosphere, however, the Company believes that the FCC is unlikely to do so. Non dominant carriers are also subject to a variety of miscellaneous regulations that, for instance, dictate the materials required to document and the procedures necessary to verify a consumer's election to change its preferred long distance telephone provider, mandate disclosure of rate and other data associated with the provision of operator services and require contribution to a variety of FCC mandated funds and payment of various regulatory and other fees. There has generally been increased enforcement activity by the FCC and the states with respect to such regulations, particularly with respect to those regulations governing the verification of consumer elections to change long distance service providers.

          Among domestic carriers, only the ILECs are classified as dominant carriers, although ILECs currently would only be classified as dominant in their provision of long distance telecommunications services if they were to provide such services other than through structurally separate affiliates. As a consequence, the FCC regulates many of their rates, charges and services to a greater degree than the Company's, although the FCC is currently evaluating proposals to streamline and otherwise relax its regulation, the structurally separate inter-exchange affiliates of the RBOCs have recently been reclassified as non dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods.
The impact on the Company of the reclassification of AT&T and the RBOC interchange affiliates as non dominant carriers cannot be determined at this time, but it could make it more difficult for the Company to compete for long distance customers.

          With the passage of the Telecommunications Act, the RBOCs are now free to offer local service outside their respective local telephone service areas as well as local service bundled with wireless, enhanced and other ancillary services. Following application to and upon a finding by the FCC that an RBOC faces facilities-based competition and has satisfied a congressionally mandated "competitive checklist" of interconnection and access obligations, the RBOC will be permitted to provide long distance service within its local service area, although in so doing, it will be subject to a variety of structural and nonstructural safeguards intended to minimize abuse of its market power in these local service areas. As a result of the removal of the legal barriers to competitive entry into the local market, long distance carriers like the Company will be allowed to compete with the RBOCs in the provision of local service. It is impossible to predict the impact of RBOC entry into the long distance telecommunications market on the Company's business and prospects, but it could make it more difficult for the Company to compete for long distance customers.

          The Company has all necessary authority to provide domestic interstate telecommunications services under current laws and regulations.
The Company has been granted authority by the FCC to provide international telecommunications services through the resale of switched services of U.S. facilities based carriers. The FCC reserves the right to condition, modify or revoke such international authority for violations of federal law or rules, as well as to approve assignments and transfers of control of such international authority. Both domestic and international non-dominant carriers must maintain tariffs on file with the FCC. Although the tariffs of non-dominant carriers, and the rates and charges they specify, are subject to FCC review, they are presumed to be lawful and are seldom contested. As a domestic non-dominant carrier, the Company is permitted to make tariff filings on a single day's notice and without cost support to justify specific rates. As an international non dominant carrier, the Company has always been required to include, and has included, detailed rate schedules in its international tariffs, but, as a result of recent FCC action, is now permitted to make tariff filings on a single day's notice. Prior to a 1995 court decision, Southwestern Bell v. FCC, 43 F.3rd 1515 (D.C.Cir. 1995), domestic non dominant carriers were permitted by the FCC to charge a "reasonable range of rates" instead of the detailed schedules of individual charges required of dominant carriers. In reliance on the FCC's past practice of allowing relaxed tariff filing requirements for non dominant domestic carriers, the Company and most of its competitors did not maintain detailed rate schedules for domestic offerings in their tariffs. Until the two year statute of limitation expires, the Company could be held liable for damages for its failure to do so, although it believes that such an outcome is highly unlikely and would not have a material adverse effect on the Company's operations.

          To date, the FCC has exercised its regulatory authority to set rates only with respect to the rates of dominant carriers, and it has increasingly relaxed its control in this area. Thus, the FCC does not regulate the rates of the Company or any other long distance telecommunications provider, including AT&T, although it would regulate the rates charged by any ILEC that elected to provide interexchange services other than through a structurally separate affiliate. While the FCC continues to cap the prices that determine interstate calls, it has afforded the ILECs a modicum of geographically restricted pricing flexibility when they face competition in a given market. The FCC has indicated that it will initiate in the near future a comprehensive review of its access charge structure, evaluating embedded costs and subsidies
that produce current access charge levels.   The FCC is currently conducting a
rulemaking procedure to implement the universal service provisions of the Telecommunications Act and will be determining in that proceeding the contributions that telecommunications companies such as the Company will be required to make to support universal service. The FCC also has recently completed a rulemaking proceeding to implement the local competition provisions of the Telecommunications Act. In that proceeding, the FCC has set forth comprehensive national rules and guidelines for states and local competitors to follow that, among other things, govern the interconnection obligations among telecommunications carriers, including interconnection with the local exchange network, and access to a minimum set of unbundled network elements, as required by the Act. The FCC also has set forth pricing methodologies for both the FCC and the states to follow in implementing the Telecommunications Act's requirement that interconnection and access to unbundled network elements be made available by ILECs at cost-based rates with a reasonable profit.

          The FCC-styled "trilogy" of access charge reform, universal service and local competition proceedings comprise the FCC's effort to respond to the Telecommunications Act's goal of transitioning telecommunications markets to full competition. The FCC does not expect this framework to be complete until state public service commissions complete their own efforts to implement and supplement the Telecommunications Act's provisions. Until the FCC's "trilogy" of proceedings is completed, and until such state actions are taken, the impact of the FCC's arrangements or access charge obligations, or more broadly, on the Company's operations in general, cannot be determined at this time.

          The Telecommunications Act grants the FCC authority to forbear from applying any statutory requirement or regulation to classes of carriers or services upon a determination that such application is unnecessary and no longer in the public interest. Utilizing this newly granted authority, the FCC has already reduced, and has proposed further reductions in, its regulation of non dominant IXCs such as the Company. Among other things, the FCC has proposed "mandatory de-tariffing" for the domestic offerings of non-dominant IXCs. This proposed rule, if adopted, would not only relieve the Company of its obligation to file tariffs applicable to its domestic interexchange offerings, but would prohibit all non dominant IXCs, including AT&T, Sprint and MCI/WorldComm, from filing such tariffs. The magnitude of the impact on the Company of mandatory de-tariffing of its principal suppliers and competitors cannot be determined at this time, although such an action would, if adopted, render enforcement of the FCC's resale and nondiscrimination requirements more difficult.

State
-----

          The Company's intrastate long distance telecommunications operations are also subject to various state laws and regulations, including initial certification, registration and/or notification, as well as various tariffing and reporting requirements. The Company is certified in 23 states and is going through the certification process in the remaining 27 states. The Company intends to continuously monitor regulatory developments in all 50
states and intends to obtain licenses wherever feasible.   Once it becomes
certified, the Company will have to file an annual statement with each state's Public Utilities Commission.

     Research and Development
     ------------------------

          Other than developing and expanding its telecommunications network, the Company does not intend to undertake any activities that may be characterized as research and development. The Company has not incurred any research and development expenses since its inception.

     Number of Employees
     -------------------

          The Company presently employs seven full-time employees and no part-time employees. During the next 12 months, management intends to hire up to 33 additional employees, subject to receipt of sufficient revenues to pay them.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operations.
-------------------

          The Company began actively marketing in April, 1999. It is anticipated that it will produce approximately $3,830,900 in revenue in the 1999 fiscal year and approximately $12,169,879 in fiscal 2000. Net earnings after taxes would be approximately $348,030, and $1,028,872, respectively. In the next 12 months, the Company intends to employ 10 IP Gateways throughout the western United States in order to transport Voice Over the Internet (VOIP) long-haul traffic both domestically and internationally. The Company has signed Strategic Partnership Agreements with Bell Atlantic and Level 3 Communications to collocate its Gateway equipment and terminate traffic in areas that the Company has not or does not intend to locate Gateways. The Company has very actively begun to employ its Affinity Group Marketing strategy and has contracted with three of its seven targeted groups; it is negotiating with the remaining four. The total membership population of the Company's seven targeted groups is over 40 million.

          The Company also intends to build a captive agent network for direct marketing purposes to supplement its Affinity Group Marketing programs. The Company is currently negotiating with an experienced group of direct marketers and management expects that direct marketing operations will commence in approximately September, 1999.

          Management is also seeking viable acquisition candidates. Several synergistic targets have been identified and initial contacts are being made. The Company intends to make acquisitions that will allow it to offer value-added services and products to its customer base. There can be no assurance that the Company will be successful in locating and completing the acquisition of any suitable candidate. Even if the Company is successful in this regard, it can provide no assurance that any acquisition will be profitable.

          The foregoing contains "forward-looking" statements and information, all of which is modified by reference to the caption "Risk Factors," Item 1. Actual results may differ materially from those projected in such forward-looking statements.

Results of Operations.
---------------------

          During fiscal years 1997 and 1998, the Company was an emerging company setting up its business plan, financing and marketing strategy. Revenues were $25,962 and $16,004 respectively, and losses per share were $0.04 and $0.33 respectively.

          During the five months ended May 31, 1999, the Company received revenues of $1,187,698, with gross profit of $14,013. After deduction of operating expenses totaling $1,123,233, the Company's net loss during this five month period was $1,109,220, or $0.37 per share.

Liquidity.
----------

          Revenues during the calendar year ended December 31, 1998, totaled $16,004, as compared to $25,962 in the calendar year ended December 31, 1997. Net loss for these periods were $730,241 and $72,405, respectively. The increased loss in the 1998 calendar year was due principally to increased general and administrative expenses of $716,479.

         The ability to complete the IP Gateway construction and employ marketing executives to service the Affinity Groups depends on the Company's success in obtaining adequate financing. The Company has signed a letter of intent for a $20 million equity line with Swartz Institutional Finance and has received a commitment for a $10 million financing from national Capital Merchant Group, Ltd. The Company intends to complete the financing in the third or fourth quarter of the 1999 fiscal year. These proceeds will allow the Company to build out its IP Network and build infrastructure to manage it, and to market the Company's services. The Company completed a $1 million financing in May, 1998, and management feels it has adequate liquidity to carry on operations until the above-referenced financing is complete.

Item 3.  Description of Property.
---------------------------------

          The Company leases its principal executive offices, which are located at 4275 Executive Square, Suite 510, La Jolla, California. These offices consist of approximately 1500 square feet of office space. Rent obligations are $2,525 per month. The lease will expire on December 31, 1999, but the Company has an option to renew it for an additional one-year term, on the same terms and conditions as the existing lease. Management is currently seeking a larger facility and does not expect to renew its existing lease.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:

                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class(1)
----------------     ------------------           --------

6M Family Trust            582,000 (1)               17.1%
4275 Executive Square
Suite 510
La Jolla, California
92037

Paul J. Mills              385,000 (2)               11.3%
4275 Executive Square
Suite 510
La Jolla, California
92037


          (1) The 6M Family Trust is controlled by the family of Richard D. Mangiarelli.

          (2) A total of 190,000 of these shares are held of record by Mr. Mills' adult children; Mr. Mills may be deemed to have voting control over these shares.

Security Ownership of Management.
---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof. Information regarding the capacities in which each person serves for the Company is contained in
Item 5.


                          Number of Shares       Percentage of
Name and Address         Beneficially Owned        of Class
----------------         ------------------      -------------

6M Family Trust             582,000 (1)              17.1%
4275 Executive Square
Suite 510
La Jolla, California
92037

Paul J. Mills               385,000 (2)              11.3%
4275 Executive Square
Suite 510
La Jolla, California
92037

John E. Jordan               25,000 (3)               0.7%
4275 Executive Square
Suite 510
La Jolla, California
92037


          (1) The 6M Family Trust is controlled by the family of the Company's President, Richard D. Mangiarelli.

          (2) A total of 190,000 of these shares are held of record by Mr. Mills' adult children; Mr. Mills may be deemed to have voting control over these shares.

          (3) These shares are held of record by Jordan Family Trust, which is controlled by Mr. Jordan.


Changes in Control.
-------------------

          On July 19, 1999, the Roman J. Kownacki, M.D. Pension Fund; and Roman J. Kownacki and Mary Jean Kownacki, as Trustees of the Kownacki Family Trust dated February 8, 1972 (collectively, "Kownacki"), filed a Complaint for Judgment Debtor's Interest in Property or Debt to Satisfy Money Judgment in the Superior Court of the State of California for the County of San Diego (the "Complaint"). The case was designated Case No. EC18601.

          The Complaint sought (i) a declaration that Company securities held directly or beneficially by the Company's President, Richard D. Mangiarelli, are the property of Kownacki; (ii) an order that the securities be delivered to the marshal of the County of San Diego for satisfaction of a judgment in the amount of $170,470.82 that Kownacki had obtained against Mr. Mangiarelli on May 28, 1997; (iii) an order to show cause why the Company should not be enjoined from transferring such securities to any person or otherwise disposing of the securities; (iv) a temporary restraining order and a preliminary injunction to that effect; and (v) Kownacki's costs of suit and attorney's fees and such other relief as the Court deemed proper.

          On August 5, 1999, the Court entered an Order (i) enjoining the Company, during the pendency of the action, from transferring to Mr. Mangiarelli, concealing, selling or otherwise changing the form of title on Mr. Mangiarelli's securities; (ii) requiring the Company to transfer all such securities in its possession to the Marshal of the County of San Diego upon demand, for application to the satisfaction of the judgment in favor of Kownacki; (iii) that the Company disclose the existence of the Order to anyone who inquires as to Mr. Mangiarelli's ownership interest in the Company's securities; (iv) not accept any lien or other encumbrance upon Mr. Mangiarelli's stock, options or right to exercise stock options or acquire shares as a condition to his employment with the Company; and (v) advise the Securities and Exchange Commission of the restrictions placed upon such stock on or before August 10, 1999.

          The transfer of title to the shares of Company stock beneficially owned by Mr. Mangiarelli could effect a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Richard D.            CEO             6/96            *
Mangiarelli           President       6/96            *
                      Director        6/96            *

Paul J. Mills         Chairman        6/96            *
                      Director        6/96            *
                      Secretary       6/96            *

John E. Jordan        Director        6/96            *


          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

          Richard D. Mangiarelli, Chief Executive Officer, President and Director. Mr. Mangiarelli is 59 years old. In 1985, he founded USA Energy Corporation, a licensed general and electrical contractor dedicated to energy conservation contracting. He was the Chief Operating Officer of Fulham Company, an electronic ballast manufacturer, from 1993 to 1995. Mr. Mangiarelli holds a BA degree from the University of Connecticut and an MBA degree from Pepperdine University. He is a licensed general contractor and licensed electrical contractor and is retired from the United States Marine Corps at the rank of Colonel.

          Paul J. Mills, Secretary and Chairman of the Board of Directors. Mr. Mills, age 77, has been a principal in Mills and Associates, a management and consulting firm since 1985. Prior thereto, he founded and served as president of a marketing company called Southwest Solar Products, Inc. from 1980 to 1986.

          John E. Jordan, Director. Mr. Jordan is 63 years of age. In 1959, he founded the Jordan Companies, a group of privately held, diversified companies engaged in energy related engineering, manufacturing and marketing activities, defense and aerospace consulting and international negotiations and representation. He has served as chief executive officer and president of these companies for over 20 years. Mr. Jordan is a graduate of Stanford University, the Marine Corps Command and Staff College, the National Defense University-Industrial College of the Armed Force program, the Naval War College, and served as an Officer in both the U.S. Air Force and the Marine Corps.

Significant Employees.
----------------------

          The Company does not currently have any employees who are not executive officers, but who are expected to make a significant contribution to its business.

Family Relationships.
---------------------

          There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                         SUMMARY COMPENSATION TABLE

                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

Richard      12/31/97  -0-   -0-   -0-   -0-    -0-       -0-  -0-
Mangiarelli  12/31/98  -0-   -0-   -0-   -0-    -0-       -0-  -0-
CEO, Pres.    6/30/99 18,750 -0-   -0-   -0-    1,500,000 -0-  -0-
and Director

Paul J.      12/31/97  -0-   -0-   -0-   -0-    -0-       -0-  -0-
Mills        12/31/98  -0-   -0-   -0-   -0-    -0-       -0-  -0-
Secretary     6/30/99  -0-   -0-   -0-   -0-    250,000   -0-  -0-
and Chairman

John E.      12/31/97  -0-   -0-   -0-   -0-    -0-       -0-  -0-
Jordan       12/31/98  -0-   -0-   -0-   -0-    -0-       -0-  -0-
Director      6/30/99  -0-   -0-   -0-   -0-    -0-       -0-  -0-


          No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the year ended December 31, 1998, or the period ended March 31, 1999. In April, 1999, the Company began paying its Chief Executive Officer and President, Richard D. Mangiarelli, an annual salary of $75,000; as of June 30, 1999, Mr. Mangiarelli has been paid $18,750 in salary.

          The Company has authorized the granting of options to Messrs. Mangiarelli and Mills to purchase up to 1,500,000 shares and 250,000 shares of the Company's common stock, respectively. The vesting of these options is subject to certain performance criteria. As of the date of this Registration Statement, 500,000 options have vested in Mr. Mangiarelli and no options have vested in Mr. Mills. The options are exercisable for a period of three years, at a price of $0.13 per share.

          In November 1996, the Board of Directors and majority stockholders of the Company adopted an employee stock option plan under which 125,000 shares of common stock have been reserved for issuance upon performance of as yet unspecified performance criteria. As of the date of this Registration Statement, no options have been granted pursuant to such plan and the Company has no present plans for the issuance thereof. The Company does not have a defined benefit plan or any retirement or long-term incentive plan.

          As of the date of this Registration Statement, the Company has not reduced its option arrangements to writing.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change in Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

          The only transactions between members of management, nominees to become a director or executive officer, 5% stockholders, or promoters or persons who may be deemed to be parents of the Company are:

          - Issued a total of 582,000 shares of the Company's common stock to the 6M Family Trust, which is controlled by Richard D. Mangiarelli;

          - Issued a total of 385,000 shares of the Company's common stock to Paul J. Mills and certain members of his family; and

          - Issued a total of 25,000 shares of the Company's common stock to the Jordan Family Trust, which is controlled by John E. Jordan.

          See the caption "Security Ownership of Certain Beneficial Owners and Management" of this Registration Statement.

Item 8.  Legal Proceedings.
---------------------------

          The Company is a party to Case No. EC18601, which is pending in the Superior Court of the State of California for the County of San Diego. For a description of this proceeding, see the heading "Changes in Control" of the caption "Security Ownership of Certain Beneficial Owners and Management."

          To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or other person who may be deemed to be an "affiliate" of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 9. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

          Quotation of the Company's common stock on the OTC Bulletin Board of the NASD only commenced August 3, 1998; no assurance can be given that any established market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Information about the date when current holders' holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities," Item
10. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form 144.

          The following quotations were provided by the National Quotations Bureau, LLC, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

                             STOCK QUOTATIONS*

                                               CLOSING BID

Quarter ended:                          High                Low
--------------                          ----                ---


August 3, 1998                        2.125                 1.375
(first available date)to
September 30, 1998

December 31, 1998                     2                     1.01

March 31, 1999                        8.375                 1.65625

June 30, 1999                         6.1875                3.875


Holders.
--------

         The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 143.

Dividends.
----------

         The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any sales of its products, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 10.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     Common Stock
     ------------
                       Date              Number of           Aggregate
     Name            Acquired             Shares           Consideration
     ----            --------            ---------         -------------

Founders              8/1/96              2,000,000         (1)

Subscribers of
offering under
Rule 504             (2)                    125,000 (3)     $250,000

Five consultants     8/17/98                140,000         Services

Five consultants     8/21/98                 36,800         Services

Milano Mondaile     12/15/98                100,000         $ 13,000

Swiss American Ltd. 12/15/98                100,000         $ 13,000

Southwest Products  12/23/98                 25,000         $ 50,000

Southwest Products   1/21/99                 10,000         $ 20,000

Three consultants     2/2/99                 12,000         Services

National Capital
Merc.                2/19/99                 16,000         $ 40,800

National Capital
Merc.                3/25/99                 20,000         $110,000

27 consultants       3/26/99                123,300         $ 19,500

6M Family Trust      3/29/99                 30,000         $  2,600

Jeffery Rush         4/20/99                 10,000         Services


Telebil              4/20/99                100,000         Services

26 consultants       5/27/99                 97,400         Services

Holders of warrants
issued under Rule
504 offering           (4)                  375,000         $750,000

Eight consultants      (5)                  Warrants to     Services
                                            purchase 195,077
                                            shares

          (1) Of this amount, a total of 1,783,000 were authorized for issuance on August 1,1996, and were issued on April 16, 1998, for a combination of cash and services.

          (2) Subscriptions under this offering were made at various times from January, 1998 through July, 1998.

          (3) This offering was of 125,000 units, at a price of $2.00 per unit. Each unit consisted of one share of the Company's common stock and warrants to purchase up to three additional shares at a price of $2.00 per share. As of the date of this Registration Statement, all or substantially all of these warrants have been exercised.

          (4) These warrants were exercised over a period of time ranging from approximately February 19, 1999, to February 28, 1999.

          (5) These warrants were issued from June, 1997 to February, 1998.
              They expired on or about March 10, 1999.

          Management believes each of the foregoing persons or entities was either an "accredited investor," or "sophisticated investor" as defined in Rule 506 of Regulation D of the Securities and Exchange Commission. Each had access to all material information regarding the Company prior to the offer, sale or issuance of these "restricted securities." The Company believes these shares were exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) and/or 3(b) thereof.

Item 11.  Description of Securities.
-----------------------------------

     Common Stock
     ------------

          The Company has two classes of securities authorized, consisting of
(i) 20,000,000 shares of common voting stock having a par value of one mill ($0.001) per share; and (ii) 5,000,000 shares of preferred stock having a par value of one mill ($0.001) per share. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          The Company's preferred stock shall contain such rights and preferences as the Board of Directors may authorize. As of the date of this Registration Statement, the Board of Directors has not assigned any rights or preferences to the preferred stock and no shares of preferred stock have been issued.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock carries no subscription or conversion rights. All shares of common stock now outstanding are fully paid and non-assessable.

          Outstanding Options, Warrants and Calls
          ---------------------------------------

          See the caption "Executive Compensation" of this Registration Statement for a description of all options to purchase shares of the Company's common stock. There are presently no outstanding warrants or calls.

          No Provisions Limiting Change of Control
          ----------------------------------------

          There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

Item 12.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

          Article IX of the Company's Articles of Incorporation limits the personal liability of a director or executive officer for damages for breach of fiduciary duty to acts or omissions involving intentional misconduct, fraud or a knowing violation of law. In addition, Article X provides for indemnification of the Company's directors and executive officers to substantially the same extent as the NRS. See the Exhibit Index, Item 15 of this Registration Statement.

Item 13.  Financial Statements and Supplementary Data.

                   INDEPENDENT AUDITORS' REPORT


To the Board of Directors
   Cybertel, Communications Corp.
   Las Vegas, Nevada

We have audited the accompanying balance sheet of Cybertel, Communications Corp. as of December 31, 1998, and the related statements of income, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cybertel, Communications Corp. as of December 31, 1998, and the results of its operations and its cash flows for the two years then ended.


MALONE & BAILEY, PLLC

June 23, 1999
Houston, Texas

               CYBERTEL, COMMUNICATIONS CORP.
                        BALANCE SHEET
                      December 31, 1998


          ASSETS
Current Assets
  Cash                                                       $ 50,344
  Accounts receivable                                           1,278
  Subscriptions receivable                                     34,500
     Total Current Assets                                      86,122

Equipment, net of $2,612 accumulated depreciation               8,085
Deposits                                                        4,500

TOTAL ASSETS                                                 $ 98,707


     LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt                          $  2,554
  Accounts payable                                              2,241
  Accrued interest                                              1,673
  Loan from a founding stockholder                             12,700
     Total Current Liabilities                                 19,168
Long-term Debt                                                  2,575
Total Liabilities                                              21,743

STOCKHOLDERS' EQUITY
  Preferred stock, no par value, 5,000,000 shares
    authorized, no shares issued or outstanding
  Common stock, $.001 par value, 20,000,000
    shares authorized, 2,631,659 shares
    issued and outstanding                                      2,632
  Paid in capital                                             910,278
  Retained (deficit)                                         (835,946)
     TOTAL STOCKHOLDERS' EQUITY                                76,964

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 98,707


            See accompanying accounting policies
             and notes to financial statements.
                              2

                  CYBERTEL, COMMUNICATIONS CORP.
                        INCOME STATEMENTS
          For the Years Ended December 31, 1998 and 1997


                                                       1998         1997

Revenues                                            $  16,004    $  25,962

Operating Expenses
  Selling                                              26,657       12,851
  General and administrative                          716,479       84,565
  Depreciation                                          2,400          212
  Interest (income)                                    (1,553)      (  236)
  Interest expense                                      2,262          975

     Total Operating Expenses                         746,245       98,367

     NET INCOME (LOSS)                              $(730,241)   $( 72,405)


Net (loss) per common share                            $(0.33)      $(0.04)

Weighted average common shares
  outstanding                                       2,210,553    2,003,694



               See accompanying accounting policies
                and notes to financial statements.
                                3

                      CYBERTEL, COMMUNICATIONS CORP.
                    STATEMENTS OF STOCKHOLDERS' EQUITY
              For the Years Ended December 31, 1998 and 1997


                                              Stock

                   Common Stock       Subscrip.   Paid in   Retained
                   Shares     $       Receivable  Capital    Deficit    Totals

Balances,
December 31, 1996  2,000,000  $2,000  $(3,900)  $ 38,000  $( 33,300) $  2,800

Stock subscrip-
tions canceled     ( 195,000)  ( 195)   3,900    ( 3,705)

Stock issued
  - for cash         219,550     220              66,272               66,492
  - for services       5,000       5               9,995               10,000

Net (loss)                                                  (72,405)  (72,405)

Balances,
December 31, 1997  2,029,550  2,030              110,562   (105,705)    6,887

Stock certif-
icates canceled   (  308,500)(  308)                 308

Stock issued
  - for cash         364,200    364              375,736              376,100
  - less: stock
  not paid for                                  ( 88,500)            ( 88,500)
  - for services     546,409    546              929,672              930,218
  - less costs of
    fundraising                                 (417,500)            (417,500)

Net (loss)                                                 (730,241) (730,241)

Balances,
December 31, 1998  2,631,659 $2,632             $944,778  $(835,946) $ 76,964




                   See accompanying accounting policies
                    and notes to financial statements.
                                     4

                  CYBERTEL, COMMUNICATIONS CORP.
                     STATEMENTS OF CASH FLOWS
          For the Years Ended December 31, 1998 and 1997


                                                        1998        1997
CASH FLOWS USED BY OPERATING ACTIVITIES
  Net income (loss)                                  $(730,241)  $( 72,405)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Depreciation                                         2,400         212
    Stock issued for services                          930,218      10,000
    Less:  amount charged to equity                   (387,500)
    Changes in
      Accounts receivable                               15,195    ( 16,473)
     Accounts payable                                 (  1,477)      3,718
     Accrued interest                                      762         910

     NET CASH USED BY OPERATING ACTIVITIES            (170,643)   ( 74,038)

CASH FLOWS USED BY INVESTING ACTIVITIES
  Purchase of equipment                               (  3,073)   (  7,624)
  Deposits acquired                                               (  4,500)

     NET CASH USED BY INVESTING ACTIVITIES            (  3,073)   ( 12,124)

CASH FLOWS FROM FINANCING ACTIVITIES
  Debt proceeds                                                      7,624
  Repayment of debt                                   (  2,127)   (    367)
  Loan from a shareholder                                           12,700
  Sales of common stock, net of
    costs of fundraising                               257,600      66,492
  Less:  stock subscriptions receivable               ( 34,500)

NET CASH FLOWS FROM FINANCING ACTIVITIES               220,973      86,449

     NET INCREASE IN CASH                               47,257         287

CASH BALANCES
     - Beginning of period                               3,087       2,800

     - End of period                                 $  50,344   $   3,087


SUPPLEMENTAL DISCLOSURES
  Interest paid                                      $   1,500   $      64
  Income taxes paid                                          0           0



               See accompanying accounting policies
                and notes to financial statements.
                                5

                          CYBERTEL, COMMUNICATIONS CORP.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

Nature of Business. Cybertel, Communications Corp. ("Company") was incorporated in Nevada in June, 1996. The Company sells telecommunications services to commercial customers and began operations in 1997.

Estimates and assumptions. Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses at the balance sheet date and for the period then ended. Actual results could differ from these estimates.

Revenue recognition occurs when commercial businesses are signed up with various commercial carriers.

Equipment is computer-related and is stated at cost. Depreciation is computed by the straight-line method using rates based on an estimated 3-year life of the related assets.

Income taxes are computed using the tax liability method of accounting, whereby deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences reverse.

Loss per share is reported under Statement No. 128 of the Financial Accounting Standards Board ("FAS 128"). FAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share are very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the FAS 128 requirement. For 1998, warrants outstanding are not included in the earnings calculation because their effect in a loss year would be antidilutive.


NOTE 2 - INSTALLMENT DEBT

The Company capitalized two equipment leases payable in 24 equal remaining installments of $246, beginning December 1997, using a 10% discount factor. Long-term debt is due in 2000.


NOTE 3 - INCOME TAXES

As of December 31, 1998, the Company has approximately $820,000 in unused net operating loss carryforwards which expire in 2018.


NOTE 5 - COMMON STOCK

During 1998, the Company sold 393,750 shares of stock for $376,100 pursuant to

                         CYBERTEL, COMMUNICATIONS CORP.
                         NOTES TO FINANCIAL STATEMENTS

a placement offering exempt from registration under Rule 504 of the Securities and Exchange Commission. Of this amount, $253,100 was collected during 1998 and another $34,500 was collected in 1999 prior to June 23, 1999, and is recorded as an asset "Subscriptions receivable." The $88,500 balance is shown as a reduction in Stockholders' Equity. The Company raised another $907,400 both through additional stock sales and through the exercise of warrants at $2 per share issued with the 1998 and 1999 stock sales through June 23, 1999 and services worth another $986,800. Total stock issued in 1999 through June 23 is 777,250 shares.

570,077 warrants to purchase Company common stock at $2 were issued in connection with this offering and other 1998 issuances. 368,550 have been exercised in 1999 through June 23, 1999. 1999 sales of stock through June 23, 1999 totaled 777,250 shares for net cash proceeds of $907,400 and services valued at $986,800.


NOTE 6 - OPERATING LEASES

The Company's office in La Jolla, California has 1,500 square feet. Rent obligations are $2,525 per month for 11 remaining months in 1999.


NOTE 7 - SUBSEQUENT EVENTS

The Company is spending its 1999 stock sales proceeds to acquire equipment to scale up its implementation of providing long distance and data telecommunications services. In March 1999, the Company signed a service agreement with General Telecom, Inc. to use its telecommunications equipment for a one year term, with five renewable one-year options. Contract pricing is per the agreement and is based on usage volume and line types, beginning at $6,500 per month. Total equipment purchases to date are $37,909.

CYBERTEL COMMUNICATIONS CORPORATION
BALANCE SHEET
MAY 31, 1999

                                             May 31, '99


ASSETS

Current Assets

     Cash                                 $      618,358

     Accounts Receivable                         680,722

  Total Current Assets                         1,299,080

Fixed Assets

  Equipment                                       44,676

  Accumulated Depreciation                        (3,612)

Total Fixed Assets                                41,064

Other Assets

  Deposits                                         4,500

Total Other Assets                                 4,500

TOTAL ASSETS                               $   1,344,644

LIABILITIES & EQUITY

Liabilities

  Current Liabilities

     Other Current Liabilities

       Accounts Payable                   $      632,518

       Accrued Interest                            2,171

       Loans from founding stockholder            12,700

       Current portion-long term debt              2,554

     Total Other Current Liabilities             649,943

  Total Current Liabilities                      649,943

  Long Term Liabilities

     Long term debt                                2,575
  Total Long Term Liabilities                      2,575

Total Liabilities                                652,518

Equity

  Retained Earnings                             (835,946)

  Net Income                                  (1,109,220)

  Capital Stock                                    3,409

  Paid in capital                              2,633,883

Total Equity                                     692,126

TOTAL LIABILITIES & EQUITY                 $   1,344,644

UNAUDITED

CYBERTEL COMMUNICATIONS CORPORATION
PROFIT AND LOSS
JANUARY THROUGH MAY 1999


                                        Jan - May '99

Revenues                                $   1,187,689

Cost of Goods Sold                          1,173,676

Gross Profit                                   14,013

Operating Expenses

  Selling                                      11,844

  General and Administrative                1,115,036

  Depreciation                                  1,000

  Interest (income)                            (5,147)

  Interest Expense                                500

Total Operating Expenses                    1,123,233

NET INCOME (LOSS)                       $  (1,109,220)

Net (loss) per common share             $       (0.37)

Weighted average common shares
outstanding                                 3,020,284

UNAUDITED

CYBERTEL COMMUNICATIONS CORPORATION
STATEMENT OF CASH FLOWS
JANUARY THROUGH MAY 1999


                                           Jan - May '99

OPERATING ACTIVITIES

  Net Income                                  (1,109,220)

  Adjustments to reconcile Net Income
  to net cash provided by operations:

     Accounts Receivable                        (674,444)

     Subscriptions receivable                     34,500

     Accounts Receivable                          (5,000)

     Accounts Payable                            630,276

     Accrued Interest                                499

Net cash provided by Operating Activities     (1,123,389)

INVESTING ACTIVITIES

  Equipment                                      (33,979)

  Accumulated Depreciation                         1,000

Net cash provided by Investing Activities        (32,979)

FINANCING ACTIVITIES

  Capital Stock                                      777

  Paid in capital                              1,723,605

Net cash provided by Financing Activities      1,724,382

Net cash increase for period                     568,014

Cash at beginning of period                       50,344

Cash at end of period                            618,358

UNAUDITED

CYBERTEL COMMUNICATIONS CORPORATION
STATEMENT OF CASH FLOWS
JANUARY THROUGH MAY 1999


                                           Jan - May '99

OPERATING ACTIVITIES

  Net Income                                  (1,109,220)

  Adjustments to reconcile Net Income
  to net cash provided by operations:

     Accounts Receivable                        (674,444)

     Subscriptions receivable                     34,500

     Accounts Receivable                          (5,000)

     Accounts Payable                            630,276

     Accrued Interest                                499

Net cash provided by Operating Activities     (1,123,389)

INVESTING ACTIVITIES

  Equipment                                      (33,979)

  Accumulated Depreciation                         1,000

Net cash provided by Investing Activities        (32,979)

FINANCING ACTIVITIES

  Capital Stock                                      777

  Paid in capital                              1,723,605

Net cash provided by Financing Activities      1,724,382

Net cash increase for period                     568,014

Cash at beginning of period                       50,344

Cash at end of period                            618,358

UNAUDITED

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          During the Company's two most recent calendar years, and to the date of this Registration Statement, the Company's principal independent accountant has not resigned, declined to stand for re-election or been dismissed.

Item 15.  Financial Statements and Exhibits
-------------------------------------------

          (a)
                        Malone & Bailey, PLLC
                    Index to Financial Statements
                     Independent Auditor's Report

 Financial Statements
--------------------

     Audited Financial Statements as of December
     31, 1998, and the two years then ended
     --------------------------------------

     Independent Auditors' Report

     Balance Sheet

     Income Statements

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to Financial Statements

     Unaudited Financial Statements as of May
     31, 1999, and the five months then ended
     ----------------------------------------

     Balance Sheet

     Profit and Loss

     Statement of Cash Flows

          (b)  The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1         Articles of Incorporation dated June 13, 1996.

3.2         Bylaws

27          Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.



                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                         CYBERTEL, COMMUNICATIONS CORP.

Date: 8/13/99                            By: /s/ Richard D. Mangiarelli
                                             --------------------------
                                             Richard D. Mangiarelli
                                             CEO, President and Director

Date: 8/13/99                            By: /s/ Paul J. Mills
                                             ------------------------
                                             Paul J. Mills
                                             Secretary and Director

Date: 8/13/99                            By: /s/ John E. Jordan
                                             ------------------------
                                             John E. Jordan
                                             Director